The Registrant has requested confidential treatment of this correspondence letter pursuant to Rule 83 of the Securities and Exchange Commission. 17 C.F.R. § 200.83

May 24, 2021

Sean M. Donahue

Partner

+1.202.739.5658

sean.donahue@morganlewis.com

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

VIA EDGAR AS CORRESPONDENCE

Eric Envall, Esq.

Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. IV
Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2021
File No. 001-39558

Dear Mr. Envall:

On behalf of FinTech Acquisition Corp. IV, a Delaware corporation (the “Company”), in conjunction with the filing of Amendment No. 3 to the Preliminary Proxy Statement, and based on discussions between Gary Barancik, Chief Financial Officer of Perella Weinberg Partners, and Mark Brunhofer, we are providing the supplemental information set forth in Annex A hereto.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions

The Registrant has requested confidential treatment of this correspondence letter pursuant to Rule 83 of the Securities and Exchange Commission. 17 C.F.R. § 200.83

have been made. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/s/ Sean M. Donahue

Sean M. Donahue

cc:	Amanda Abrams, Esq.
Jeffrey A. Letalien, Esq.
Michael J. Schwartz, Esq.
Gary Barancik

The Registrant has requested confidential treatment of this correspondence letter pursuant to Rule 83 of the Securities and Exchange Commission. 17 C.F.R. § 200.83

Annex A

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